Itaúsa and Itaú Unibanco included again in the
Dow Jones Sustainability World Index 2012/2013 (DJSI)

Itaúsa – Investimentos Itaú S.A. and Itaú Unibanco Holding S.A. are pleased to announce that they have once again been selected to be part of the Dow Jones Sustainability World Index (DJSI), this time in its 2012/2013 edition.  The new portfolio is comprised of 340 companies from 30 countries in the Americas, Europe, Asia, Africa and Oceania of which only 9 are Brazilian, including Redecard S.A. and Duratex S.A..

Over the period in which they have been components of the Dow Jones Sustainability Index, Itaú Unibanco and Itaúsa have been able to report some important achievements:

Itaú Unibanco

•	Selected to be part of the index for the 13th consecutive year;
•	Only Latin-American bank to be included in the index since its creation in 1999;
•	In this latest edition, it was awarded the best score in the Banking sector in the “Human Capital Development”, “Stakeholder Engagement” and “Anti-crime Policy/Measures” sections;
•	Scored above the sector average in all survey criteria.

Itaúsa

•	Selected to be part of the index for the 9th year;
•	Classified as leader for its sector (Financial Services) for the 6th consecutive year;
•
Was awarded the highest score in the sector for 12 criteria: “Anti-Crime Policy /Measures”, “Brand Management”, “CRM”, “Stakeholder Engagement”, “Suply Chain Management”, “Business Risks and Opportunities”, “Environmental Policy/Management System”, “Controversial Issues”, “Financial Inclusion”, “Human Capital Development”, “Labor Practice Indicators and Human Rights” and “Talent Attraction & Retention”.

The DJSI is made up of shares of companies with acknowledged corporate sustainability, meaning that they are companies capable of creating long-term shareholder value by taking advantage of business opportunities and by successfully managing the risks associated with economic, environmental, social and cultural factors. What influences the index’s decisions most is the quality of company management, which is expected to integrate economic value with transparency, corporate governance and social and environmental responsibility as a means of achieving lasting sustainability.

Ever since its creation in January 1999, the DJSI has become an important benchmark for asset management companies, which base their investment decisions on this index and which offer their clients a diversified range of products revolving around the shares of companies on the DJSI, for their acknowledged commitment  to social, environmental and cultural development.

The index is reviewed annually, based on questionnaires sent to the companies and on publicly available company information.  The survey this year covered the 2,500 largest companies by market capitalization on the Dow Jones Global Index, and 58 sectors.  Only the 10% highest scoring companies in the sustainability ranking in each sector are selected to be part of the index, based on an analysis of over 20 items regarding the economic, social and environmental performance of these companies.

The participation in this Dow Jones index reflects Itaúsa’s and Itaú Unibanco’s long-term commitment to ethical conduct in their business dealings, transparency, compliance with legal requirements, corporate governance and social, cultural and environmental responsibility. We believe that this commitment is the key factor that will allow us to maintain sustained growth over the coming years, aimed at creating value for our shareholders and for the community as a whole.

São Paulo, September 14, 2012.

HENRI PENCHAS Investor Relations Officer Itaúsa – Investimentos Itaú S.A.	ALFREDO EGYDIO SETUBAL Investor Relations Officer Itaú Unibanco Holding S.A.